Exhibit (21)
Clearwater Paper Corporation
Subsidiaries

Entity	Jurisdiction of Incorporation or formation	Name Under Which Entity Conducts Business
Clearwater Paper Tissue, LLC	Delaware	None

Clearwater Fiber, LLC	Delaware	None

Manchester Industries Inc. of Virginia	Virginia	None

Clearwater Paper Shelby, LLC	Delaware	None

Clearwater Paper Las Vegas, LLC	Delaware	None

Clearwater Paper Elwood, LLC	Delaware	None

Cellu Tissue Holding, Inc.	Delaware	None